Hawaiian Electric Industries, Inc. • P.O. Box 730 Honolulu, Hawaii 96808-0730

James A. Ajello

Senior Financial Vice President, Treasurer and Chief Financial Officer

October 9, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jennifer Thompson
Accounting Branch Chief
Mail Stop 3561

Re:	Hawaiian Electric Industries, Inc. (File No. 1-08503)
Hawaiian Electric Company, Inc. (File No. 1-04955)
Form 8-K filed February 20, 2009

Dear Ladies and Gentlemen,

This letter corrects one response we submitted on October 6, 2009 to comments received from the Staff of the Commission (Staff) in a letter from Jennifer Thompson dated September 11, 2009 commenting on certain disclosures contained in Hawaiian Electric Industries, Inc.’s (HEI, or collectively with its consolidated subsidiaries, the Company) Form 10-K for the year ended December 31, 2008, Form 8-K filed February 20, 2009, Form 10-Q for the quarter ended June 30, 2009 and Form 8-K filed August 7, 2009.

The Company’s corrected response to the Staff’s comment is as follows (corrected sentence is underlined):

Form 8-K filed February 20, 2009

HEI Exhibit 13

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 5

Selected contractual obligations and commitments, page 11

2.	We read your statement under the tabular presentation of contractual obligations that “the tables above do not include other categories of obligations and commitments, such as ….” Based on the list of items excluded, it appears that some of these may represent contractual obligations existing at your balance sheet date that management expects will require material cash payments in the future. If this is true, it appears to us that some analysis of these items would be necessary as part of your narrative analysis of liquidity in accordance with the guidance in Item 303(a)(1) of Regulation S-K. Please revise to provide your readers with your best estimate of these expected future cash outflows within your narrative analysis of liquidity, or explain to us in detail how your current presentation complies with Item 303(a)(1) of Regulation S-K.

Response:

Under the tabular presentation of contractual obligations, we state:

The tables above do not include other categories of obligations and commitments, such as deferred taxes, interest (on deposit liabilities, other bank borrowings, long-term debt and uncertain tax positions), trade payables, amounts that will become payable in future periods under collective bargaining and other employment agreements and employee benefit plans, obligations that may arise under indemnities provided to purchasers of discontinued operations and potential refunds of amounts collected under interim decision and orders (D&Os) of the Public Utilities Commission of the State of Hawaii (PUC).

We believe that most of these items are not contractual obligations existing at December 31, 2008 that are required to be disclosed in the tabular presentation.

Deferred tax payments are dependent on future earnings and we do not believe they are contractual obligations required to be disclosed in the table.

We do not believe that “Trade Payables,” which are obligations generally payable in substantially less than one year, are encompassed by any of the categories required to be included in the “Tabular disclosure of contractual obligations.”

In future filings, we will include future interest payable on term certificates, other bank borrowings and long-term debt in the table and remove references to those items in the paragraph following the table. Had such items been included in the table as of December 31, 2008, interest payable would have been $103 million, $148 million, $118 million and $620 million for “1 year or less,” “2-3 years,” “4-5 years” and “More than 5 years,” respectively.

Amounts that will become payable in future periods under collective bargaining and other employment agreements and employee benefit plans are largely dependent on future service of employees and/or have been discussed in other sections of the MD&A and financial statement footnotes (e.g., pension discussions). We do not believe these are obligations of the type required to be included in the table.

As of December 31, 2008, there were no outstanding assertions of contractual obligations under indemnities provided to purchasers of discontinued operations and no amounts were required to be refunded under PUC D&Os that had not been refunded.

We discuss and/or disclose information regarding deferred taxes (page 121), collective bargaining agreements (page 94), pension plans (pages 8-10, 72, and 112-116) and amounts collected under interim D&Os (page 89) in other sections of the MD&A and financial statement footnotes. Also in the MD&A, we state:

Despite the recent unprecedented deterioration in the capital markets and tightening of credit, the Company believes that its ability to generate cash, both internally from electric utility and banking operations and externally from issuances of equity and debt securities, commercial paper and bank borrowings, is adequate to maintain sufficient liquidity to fund its contractual obligations and commercial commitments, its forecasted capital expenditures and investments, its expected retirement benefit plan contributions and other cash requirements in the foreseeable future.

If the Staff has any questions regarding this letter, please feel free to contact me at (808) 543-7750. We look forward to your response. If the responses in this letter and the letter dated October 6, 2009 are acceptable, we would appreciate your confirmation that the Staff’s review of the Company’s Form 10-K for the year ended December 31, 2008, Form 8-K filed February 20, 2009, Form 10-Q for the quarter ended June 30, 2009 and Form 8-K filed August 7, 2009 has been completed and that the Company has satisfactorily responded to the Comment Letter.

Sincerely,

/s/ James A. Ajello
James A. Ajello Senior Financial Vice President, Treasurer and Chief Financial Officer

3